Paraphrased

I confess, without shame, that I expected to find masses of silver lying all about the ground. I expected to see it glittering in the sun on the mountain summits.... I crawled about the ground, seizing and examining bits of stone, blowing the dust from them or rubbing them on my clothes, and then peering at them with anxious hope. Presently I found a bright fragment and my heart bounded! I hid behind a boulder and polished it and scrutinized it with a nervous eagerness and a delight that was more pronounced than absolute certainty itself could have afforded. The more I examined the fragment the more I was convinced that I had found the door to fortune.... Of all the experiences of my life, this secret search among the hidden treasures of silver-land was the nearest to unmarred ecstasy. It was a delirious revel.

Mark Twain

1872

"Roughing It"

MOMENTUM AND TRANSITION

Momentum and transition are the two best descriptors of MAG Silver’s second year as an aggressive silver exploration company.

Momentum accelerated in 2004, building on a combination of the successes of our first year and aggressive exploration work on our portfolio of well positioned silver properties in north-central Mexico. 2004 work successfully demonstrated the discovery potential for economically viable silver resources throughout MAG’s holdings. As 2005 opens, MAG is picking up new momentum through the signing of a Joint Venture partnership on our Juanicipio project with Industrias Peñoles, a major force in Mexican mining and the world’s largest producer of refined silver.  We look forward to building on this association.

Transition comes from a combination of projects advancing from their conceptual foundations and formation of a new management team focused on building on the momentum generated by MAG’s 2003-2004 President George Young.  Mr. Young ably guided MAG’s emergence and early growth and shepherded the Peñoles Joint Venture to fruition.  MAG Silver extends its warm thanks to Mr. Young for his service to the company and its shareholders during his tenure and is pleased that he will continue to contribute as a director.

Transition into the future is most closely personified by the appointment of Dan MacInnis as President and CEO and the appointment of Gordon Neal as Vice President of Corporate Relations.

Dan MacInnis is a registered professional geoscientist (P.Geo.) with almost thirty years of global experience in the exploration industry. Working within the Noranda/Hemlo and Battle Mountain Gold organizations he held a number of senior management positions in Saudi Arabia, Ireland, Canada and the United States. This included Director of Exploration for North and Central America for Battle Mountain Gold. Most recently he was Vice President of Exploration for Sargold Resources Corporation in Italy. Mr. MacInnis has also been involved in a number of significant gold and base metal discoveries in Ireland, Newfoundland, Nevada and Mexico.

Gordon Neal was the founder of Neal McInerney Investor Relations which grew to be the second largest investor relations firm in Canada with international offices serving a client base of Financial Post 500 and Forbes 100 companies. During his time as President he marketed more than four (4) billion dollars of debt and equity to institutional investors in Canada, the United States and Europe. Mr. Neal has also been a consultant to TVX Gold, Glamis Gold, Santa Elina Gold and Hillsbourough Resources.

Dr. Peter Megaw and his experienced colleagues at IMDEX/Cascabel will continue to provide momentum to the technical side of MAG’s exploration programs. His group’s vast and varied experience in Mexico over the past thirty years will continue to provide MAG with professional service, quality work and project opportunities well into the future.

In formulating the new team, we feel that the future for MAG Silver is indeed promising and with our varied and combined experience level we will continue MAG’s growth as a significant player in the world of silver.

In keeping with transition we have changed our corporate logo to reflect our changes and to better project our goal of being a significant exploration company focusing on large district-scale silver discoveries.

MOMENTUM AND PARTNERSHIP

The most significant momentum creator for MAG Silver was the establishment of an exploration partnership with Industrias Peñoles, S.A. de C.V. on our Juanicipio Property in Zacatecas State in March, 2005.   This was the culmination of extensive negotiations carried out during 2004 fuelled by MAG’s 2003 exploration successes at Juanicipio and Peñoles exploration successes where their claims abut Juanicipio.  Most notably, Peñoles have recently announced the discovery of new silver-rich vein systems in this area.

Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Founded in 1887, Peñoles and its subsidiaries are one of Mexico’s largest industrial conglomerate with integrated operations in the mining, smelting and refining of non-ferrous metals, and in the making of chemical products. Its productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo, see our Juanicipio Property), the fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

ANNUAL REPORT 2004        P. 1

Having Peñoles as a partner can be hailed as a strong step forward for MAG Silver. Their keen interest in Juanicipio, located only 5 kilometres from the Fresnillo Silver Mine, strongly reinforces our focus on becoming an aggressive explorer within the highly productive “Mexican Silver Belt.”

Peñoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years.  This begins with a $750,000 US expenditure commitment in year one (2005) including a minimum of 3,000 metres of drilling. In addition, Peñoles has agreed to take an investment position in MAG with a U.S.$500,000 share subscription.

The management team of MAG Silver agrees that this Joint Venture agreement and investment by Peñoles is a significant step for both Peñoles and MAG Silver and clearly demonstrates the importance of the joint venture to our partner. We are looking forward to working closely with Peñoles. The exchange of data, ideas and collaborative work programs will no doubt lower the exploration risk for new mineral discoveries at Juanicipio as well as on our large Lagartos land holdings, located adjacent to Juanicipio and Fresnillo.

Work on the Juanicipio property is expected to begin around mid-year 2005 after a period of data consolidation and planning sessions with Peñoles.

MOMENTUM AND DISTRICT SCALE
EXPLORATION

In keeping with our philosophy of district scale exploration, our Lagartos claim holdings are now in excess of 135,000 hectares and this identifies MAG as the largest claim holder in the Zacatecas-Fresnillo portion of the Mexican Silver Belt.  These districts have each produced over one billion ounces of silver, making this one of the most prolific parts of the belt.

Late in 2004, MAG drilled two holes at Lagartos NW, only 30 kilometres from Fresnillo along the same prominent structural trend that hosts silver mineralization there.  Hole 2 cut 65 metres of advanced argillic alteration and a further 700m of pervasive silicification with 2 to 20% pyrite content, confirming that we are within the high-level portion of a major epithermal system. Anomalous gold (up to 1.3 g/T), silver, mercury, antimony, and arsenic values are found throughout both holes and add to the interpretation that an major epithermal system lurks nearby.

Having confirmed that MAG has located a heretofore unidentified “buried” epithermal system within highly prospective terrain, our next step will be to quickly identify areas to best concentrate our exploration efforts. We will accomplish this through geochemical (principally bio-geochemistry) and geophysical surveys started in 2004 and planned for expansion in 2005.

ANNUAL REPORT 2004        P. 2

These exciting new developments auger well for the other land packages that make up our Lagartos claim holdings and we will be exploring these areas with the same tools we have applied at Juanicipio and Lagartos NW in due course. Drilling is also planned for Lagartos SE in 2005.

MORE DISTRICT SCALE SUCCESS

At the Guigui property, in the Santa Eulalia mining district (450 million ounces of silver production), located in Chihuahua State, MAG’s program of six holes in 2004 provided us with a significant new development. Two of our drill holes intersected very promising silver and base metal mineralization 1,200 metres south of the newly reopened San Antonio Mine of Grupo Mexico (Mexico’s largest mining company) on the same major structure that hosts the mine. Hole 5 returned a narrow intercept, assaying 3.5 ounces per ton of silver and 5.60% lead and 4.3 % zinc over 0.40 metres.  More significantly, Hole 6 returned an 8.3 metre intercept of 4.2 ounces per tonne silver. Most telling, however, is that these intersections were within a 30 to 100 metre wide zone of manganoan-calcite cemented breccia containing abundant veinlets and stringers of silver, lead and zinc minerals. The presence of base metals, silver and manganese mineralization within a broad alteration halo, not unlike the upper reaches of the San Antonio Mine ore bodies, is an important development. It is management’s contention that these mineralized intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine can be traced directly to the south into MAG’s Guigui property.

It is important to note that MAG controls all of the ground to the immediate south of the principal producing areas in both the East and West Camps of the Santa Eulalia Mining District, making us a significant player in any future developments in this historically silver rich district.

Batopilas is a silver district in Chihuahua that produced over 250 million ounces of silver from very rich native silver ores prior to 1913.  The district has been essentially inactive since and no modern exploration techniques had been applied to it prior to MAG’s acquisition of the first consolidated land position in the district since 1913.  Progress at defining suitable drill targets and models has taken longer than expected to accomplish partly because we have elected to take a detailed and deliberate approach to the exploration there and partly because of the isolated location rugged topography and unpredictable weather.

Nonetheless, large scale geophysical surveys combined with detailed mapping and sampling has produced a number of exciting drill targets that have been permitted.  We are undertaking some further detailed geophysical surveys to better define where to drill and maximize our chances for success during our planned 2005 drilling campaign.

MOVING FORWARD

Adargas, in south-central Chihuahua State, is a property closely resembling Peñoles famous Naica lead-silver mine located 120 kilometres farther to the northwest along the prolific Chihuahua CRD Belt. In 2004, MAG carried out a modest 4 hole, 2,000 metre drill program. Massive sulphide lead-zinc-pyrite mineralization was intersected in two holes (best intercept was 1.2 m @ 55ppm Ag, 9.0% Pb and 5.8% Zn) and strong skarn was cut in all 4. Down-hole geophysics has also identified a conductive body lying off the first two holes. This work has encouraged Peñoles to initiate early discussions towards a possible Joint Venture for this Naica look-a-like.

Sierra Ramirez (15,500 hectares) is located in eastern Durango State and comprises a land position covering over 200 old mines, prospects and mineralized outcrops. MAG has consolidated 85% of the district and for the first time most of the district is under single ownership. There has been little or no modern exploration of this property, including drilling. Reconnaissance sampling of the known and wide-spread mineralization has returned significant values of silver (300 grams to 3,650 grams), lead (up to 19.4%) and zinc (up to19.7%). We expect to complete our geological, structural and geochemical work and synthesize the data into a regional zonation and model study and ready a drill program for 2005.

Cinco de Mayo is a 2,500 hectare property in Chihuahua along the Mexican Carbonate Replacement Belt that hosts Adargas, Guigui/Santa Eulalia Sierra Ramirez and Naica.  Acquired in mid-2004, the property displays several key features of Santa Eulalia (Guigui)-like CRDs.  Heavy rains in the second half of 2004 washed out many of the access roads leading to Cinco de Mayo and work was delayed until 2005.

TRANSITION AND MOMENTUM REVISITED

MAG has made its second year a successful one.  We have moved forward on all of our projects and have attracted the interest of the major players in the Mexican Silver Industry. We have solidified our position both in terms of land/claim holdings in major silver producing districts and as one of the few companies committed to a district-scale focus as its exploration philosophy. We seek to discover silver deposits of a scale that can withstand and overcome the fluctuations in commodity prices and create value for you, our shareholders.

With our new management team, our new partner and our solid positions, we are building and sustaining MAG’s momentum. This would not be possible were it not for our loyal base of shareholders.  By sharing our vision and supporting MAG you make MAG a going concern.  We, the management team and the Board of Directors, thank you for your continued support and belief in our overall goals.

We think that 2005 will be a MAG year and we look forward with great anticipation.

Dan MacInnis

President & CEO

April 26, 2005

ANNUAL REPORT 2004        P. 3

CORPORATE HIGHLIGHTS

Enters into a significant joint venture partnership with Industrias Peñoles on the Juanicipio Property stemming from work by Peñoles on the eastern boundary.

Drilling at Juanicipio continues to intercept “Fresnillo Style”
mineralization.

Drilling at Lagartos discovers a “buried” epithermal system analogous to the Juanicipio/Fresnillo area and along the same structural corridor.

Drilling at Guigui intersects mineable widths of multi-ounce silver and high-grade base metals along the structural corridor hosting the San Antonio Mine at Santa Eulalia.

Drilling at Adargas intersects strong skarn development with Pb/Zn/Ag rich massive sulphides and confirms the exploration model.

Geotechnical work at Batopilas continues to define a number of viable and promising drill targets.

Over 200 mines, prospects and outcrops at Sierra Ramirez are sampled and multi-ounce silver and high grade base metal values are reported.

Land positions are increased at Lagartos/Juanicipio, Sierra Ramirez.

Major mining companies are expressing keen interest in forming joint ventures on a number of MAG holdings.

A new management team is appointed.

ANNUAL REPORT 2004        P. 4

MAG SILVER

PROPERTIES

IN MEXICO

ANNUAL REPORT 2004        P. 5

JUANICIPIO & LAGARTOS PROPERTIES

MUNICIPIO FRESNILLO

ZACATECAS, MEXICO

JUANICIPIO PROPERTY

The Juanicipio Project covers 8,000 hectares and is located 6 kilometres west of the principal production headframe of the Fresnillo Mine. This mine currently produces over 34 million ounces of silver per year from a series of high-grade epithermal veins that “top-out” about 200 metres below the surface. Exploration for these vein deposits has historically been through alluvial “cover”, resulting in spectacular “blind” discoveries and a skewed view of the districts’ geology and magnitude. MAG’s exploration concept is that Fresnillo District veins continue onto the Juanicipio property, well beyond the current mining area. Industrias Peñoles, operators of the Fresnillo Mine, are actively tracing veins in several locales to within a few hundred metres of the western Juanicipio border, reinforcing this interpretation. The geology, structure, geochemistry and geophysics in Juanicipio are similar enough that exploration models from Fresnillo can be readily applied to Juanicipio to generate quality, potentially high-grade drill targets. Because Fresnillo’s importance has made it the subject of many exploration and academic studies, there is a wealth of information to use as a basis for comparison and exploration modeling.

MAG Silver optioned Juanicipio in 2002 and now owns the property outright.

In 2004, MAG drilled 2 additional diamond drill holes on targets generated by the 2003 drilling results. The previous 7 diamond drill holes targeted major structures selected for their orientation, alteration history, geochemistry, geophysical anomalies and Fresnillo-style and grade of mineralization (up to 730 g/T Ag was intersected in 5 of the 7 holes). The 2003 drilling results confirmed that Fresnillo style silver and gold rich mineralization continued into Juanicipio and indicated that the exploration techniques and exploration model being used was indeed correct.

The 2004 drilling was designed to test the intersection of two of the structures drilled in 2003 and made a third pass to test a major structure that was previously incompletely tested. Neither 2004 hole was designed to offset successful 2003 holes and the drilling intersected no more than trace mineralization.

The 2004 drilling was accompanied by a detailed Short-Wave Infra-red (SWIR) survey and a detailed structural analysis. These studies revealed several new targets, and target refining possibilities.

Plans are also underway to design a drill program for 2005 to follow up on the significant drill intercepts from the previous drill programs and to test several newly discovered structures.

ANNUAL REPORT 2004        P. 6

VELARDEÑA
MESOZOIC SEDIMENTS
N
AVIÑO
Durango
MAG SILVER FOCUS
SAN MARTIN
SOMBRERETE
PARRILLA
COLORADA
FRESNILLO
ZACATECAS
CENOZOIC VOLCANICS
REAL DE ANGELES
San Luis Potosi
Aguascalientes
GUANAJUATO
104°
102°
24°
22°
LEGEND
0 100 200
kilometres
> 1B oz Ag
200-500 M oz Ag
Avino
1560-2002
40 Million oz Ag
150 g/T Ag
1 g/T Au
San Martin
1550-2004
>400 Million oz Ag
125-600 g/T Ag
0.2-1 g/T Au
Sombrerete
1545-2000
210 Million oz Ag
700 g/T Ag
1.5 g/T Au
Fresnillo
1553-2004
1.1 Billion oz Ag
700 g/T Ag
0.6 g/T Au
Zacatecas
1543-2001
>1 Billion oz Ag
900 g/T Ag
2.5 g/T Au
Real de Angeles
1980-1998
350 Million oz Ag
75-350 g/T Ag
Guanajuato
1543-2004
1.3 Billion oz Ag
850 g/T Ag
4 g/T Au

Production Record- Fresnillo Trend

In late 2004 MAG was approached by Peñoles, who have expressed a keen interest in the formation of a joint venture with MAG Silver Corporation on the Juanicipio property. MAG elected to pursue this proposal with Peñoles because of their strong interest and valuable understanding of the Fresnillo Silver Camp. Working closely with Peñoles will be a great boost to MAG and its property holdings in the district (see Lagartos).

Exploration over the past 6 years by Peñoles has focused on tracing the discovery of a series of new silver-rich veins to the west of the mine area. Peñoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Peñoles’ current exploration campaign resulted in the recently announced “Saucito” silver-gold vein discovery lying near the eastern boundary of the Juanicipio property. MAG’s 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial Joint Venture exploration effort will focus on linking MAG’s discoveries to the Saucito veins.

The principal features of the agreement are:

•  Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program, on or before the end of year 4 of the agreement.

•  During the first year, Peñoles shall incur an obligatory work commitment expenditure of US$750,000. Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

•  A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of 3 representatives from Peñoles and 2 from MAG Silver. Peñoles and MAG Silver are obliged to share their information in the district. Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

•  Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

Peñoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

LAGARTOS PROPERTIES

Consistently elevated gold values from MAG’s 2003 Juanicipio drilling have suggested that a larger scale zoning may be in place than had previously been considered for the Fresnillo/Juanicipio/Lagartos district. MAG subsequently examined surrounding areas for possible extensions to the system(s), both in outcrop and under cover. Satellite image and structural analysis of the region indicated areas of strong alteration similar to that drilled at Juanicipio. This alteration is also coincident with a very prominent regional structure that hosts at least 3, one billion-plus ounce silver deposits.  In response, MAG acquired over 125,000 hectares of new claims, the Lagartos Property Package, on the most promising of areas using the Fresnillo/Juanicipio model. Preliminary work involved regional mapping and an orientation NSAMT geophysical survey as a possible first pass reconnaissance tool.

ANNUAL REPORT 2004        P. 7

LAGARTOS NW
FRESNILLO
JUANICIPIO
PENOLES DISCOVERY
FRESNILLO TREND
LAGARTOS SE
ZACATECAS
2,550,000
LEGEND
Kaolin
Hg
Cu
Ag-Au
Qal
Tertiary Volcanics
Tertiary Red Conglomerates
Cretaceous Sedimentary Rocks
0
10
20
kilometres

MAG Silver land holdings- Fresnillo Trend

In 2004, the areas with the strongest alteration and NSAMT responses were mapped in detail and sampled. In addition, detailed NSAMT, SWIR (Short-Wave Infra-red) surveying and an in depth structural analysis were carried out. The most promising area was identified about 35 kilometres from Juanicipio (Lagartos NW) and two holes were drilled through covered terrain and targeted on the combined results of geophysics and geology. The best hole intersected 65 metres of strong advanced argillic alteration followed by 700 metres of strong silicification with abundant pyrite. The drilling also significantly encountered several narrow mineralized structures, the best of which ran 1.3 g/T Au over nearly 1.5 metres.

The results strongly indicate that we are within a high-level portion of a major epithermal system (i.e. Fresnillo) only 30 kilometres along the structural trend from the Fresnillo silver district. Anomalous values of Gold (up to 1.3 g/T), Silver, Mercury, Antimony, and Arsenic are found throughout the holes and add to the significance that an epithermal system is in place.

Having confirmed that MAG has located a heretofore unidentified “buried” epithermal system within highly prospective terrain, our next step will be to quickly identify areas and or vectors to where we can best concentrate our exploration efforts. We will accomplish this through ongoing and planned programs of geochemistry (bio-geochemistry) and geophysics planned for 2005. These are exciting new developments and they auger well for the other land packages that make up our Lagartos Property Package. We will be launching similar exploration programs to those we have applied at Juanicipio and Lagartos NW in due course. Drilling is also planned for Lagartos SE in 2005.

ADARGAS PROPERTY

MUNICIPIO JIMENEZ

CHIHUAHUA, MEXICO

The Adargas District is an under-explored 850 hectare Au, Ag, Pb, Zn, Cu Carbonate Replacement Deposit (CRD) target that lies at the intersection of two exceptionally productive regional ore deposit trends.

ANNUAL REPORT 2004        P. 8

THE MANAGEMENT TEAM OF MAG Silver IS EXCITED AND ENCOURAGED BY THE PEÑOLES INVESTMENT IN MAG. WE BELIEVE THAT THIS SPEAKS VOLUMES TO THE QUALITY OF OUR PROPERTIES AND THE STRENGTH OF THEIR COMMITMENT.

Underground workings at Guigui

ANNUAL REPORT 2004        P. 9

Adargas mineralization consists of a series of irregular dike-contact replacement chimneys that plunge generally north and widen with depth.  Historic data indicate that pre-1924 production from Adargas was roughly 350,000 T of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb.  High zinc grades are also present, but zinc was not recovered from the oxide ores.  High gold grades were encountered throughout the mine, with the highest in the deeper oxidized parts of the mine.

Adargas closely resembles the famous Naica deposit, which lies 120 metres to the NNW along one of the major regional trends.  Naica was “rediscovered” in the mid-1950s by following dike contact mineralization to depth… changing it from an obscure occurrence to one of Mexico’s major Pb-Ag-Zn mines. The exploration concept for Adargas is virtually identical. This is accomplished by working outwards from the old mine area and moving towards showings of similar mineralization that occur for several kilometres along strike.

The surface geology of the district can be generally described as a 4 kilometres long, EW-trending, northerly-convex arcuate anticline of Cretaceous limestone and shale. This stratigraphy is cut by EW and NS structures that host widespread silicification and distinctive rhyolite dikes that are closely related to replacement mineralization.
A rhyolite flow dome complex occupies the center of the anticline. The main Adargas Dike trends roughly NS and has a large central bulge around which pervasive silicification and replacement mineralization are focused. The dike is also known to carry anomalous gold.  The Ridge Dikes trend NW and occupy axial structures running the length of the anticline.  Mineralization occurs sporadically along these dikes as well, but has never been systematically explored.

MAG acquired the property from Minera Cascabel who worked the property under contract from 1991 to 1998.  Over $250,000 was spent in surface and underground mapping, geophysics and drilling.  One of two diamond drill holes recorded 0.30 metres of Zn-Pb-Ag bearing massive sulfides at the intersection of a strong CSAMT anomaly. This anomaly was also interpreted to be the inferred 200 metres down-plunge projection of the principal Adargas Dike-contact chimney orebody.  With the industry downturn, interest in the property faded and it was subsequently abandoned. Cascabel reacquired the property in 2002 and MAG has unrestricted use of all existing core and data.

MAG drilled 4 diamond core holes in 2004, centered proximal to the known 0.30 metre sulfide intercept.  All 4 holes intersected dikes, garnet-epidote skarn and variable amounts of sulfide mineralization.  The best hole returned 1.20 metres of massive galena and sphalerite grading 300 ppb Au, 55 ppm Ag, 9.0% Pb and 5.8% Zn.

Subsequent borehole geophysics has identified a promising off-hole response indicative of a conductive source probably located below hole two and consistent with the geological model for Adargas. This target will most likely be drill tested early in the next exploration program.

Although these results are not overly promising in terms of grade, they do support the exploration model nonetheless.  This has in turn attracted the interest of a major mining company in forming a joint venture on the Adargas property. MAG has elected to pursue this interest further and feels that the deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit remain untested and attractive.

ANNUAL REPORT 2004        P. 10

DON FIPPI PROJECT

BATOPILAS DISTRICT

MUNICIPIO BATOPILAS

CHIHUAHUA, MEXICO

The Don Fippi project area covers approximately 4,800 hectares and is centered on the historic Batopilas Silver District. The Batopilas District is located deep within the famous Copper Canyon country of southwestern Chihuahua State.  MAG Silver optioned the Don Fippi property from Minera Cascabel who was able to consolidate over 95% of the main Batopilas District for the first time since 1913.   Batopilas has produced an estimated 200-300,000,000 ounces of silver between 1660 and 1913 from ore shoots of very high grade crystalline native silver. These ore shoots are controlled by, and irregularly distributed along, a series of NE-trending structures.  Batopilas Silver grades range from the 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to high-grade ores of up to 75% Ag.  Significant tonnages of milling-ore grading 265 g/T (8.5 oz/T) were also produced.

Historically, Batopilas exploration and mining consisted of keeping a vein visible in the working face of a mining drift (even if it was only a few millimetres wide) and waiting for the vein to “blossom” into a viable ore shoot.  Despite the “stope and hope” methodology, new bonanzas were encountered regularly and frequently along the NE structures. MAG Silver has, and is applying, a number of modern geological and geophysical exploration techniques to locate new ore shoots quickly and effectively. MAG has also generated the first modern detailed structural map of the district with a goal of applying NSAMT and EM geophysics to the most favorable target areas.  The highly conductive nature of the native silver ore shoots should make them responsive to these techniques and greatly reduce the risks involved in evaluating these geotechnical targets.

Geologically, the Batopilas District lies in the Sierra Madre Occidental magmatic province, which is host to a multitude of epithermal gold-silver vein systems.  Batopilas District mineralization is hosted entirely within intermediate composition intrusive rocks, dominantly dacites and diorites. Extrusive rocks consisting of dominantly andesite tuffs, flows and volcaniclastic sediments are also commonly found throughout the district.  Ore shoots averaged 0.8-1 metres wide (up to 4.5 metres), 30-50 metres long, and 150-250 metres high.  The shoots were often separated by up to 90 metres of barren yet persistent structure before the next shoot was reached.

ANNUAL REPORT 2004        P. 11

MAG NOW CONTROLS THE LION'S SHARE OF THE GROUND IMMEDIATELY SOUTH OF THE SANTA EULALIA MINING DISTICT, MAKING IT A SIGNIFICANT PLAYER IN THIS HISTORICALLY SILVER RICH DISTRICT.

Guigui (East), Santa Eulalia Mining District.

ANNUAL REPORT 2004        P. 12

The Batopilas veins are distinct from the other epithermal vein deposits of the region, which typically have a productive zone a few hundred metres high. The Batopilas silver veins were productive over a vertical interval of at least 700 metres and the bottom of the system has apparently never been reached.

Because of the necessity of developing an effective set of exploration techniques for this large and topographically challenging district, in 2004 MAG selected a limited area in the central part of the district for initial exploration based on a combination of favorable geology, surface and underground access.  The area lies in a largely unexplored area across a major fault (The “Roncesvalles Fault”) and near a heavily mined area with excellent underground access via the 2.4 kilometre long Porfirio Diaz Tunnel (PDT).  The area is also accessible via one of the district’s few surface roads.

 The Roncesvalles Fault was considered to have been a barrier to mineralizing fluids (several major veins were mined to it and stopped) despite the fact that numerous shallow Spanish colonial era workings occur beyond the structure.  In 2003 and 2004, MAG reopened and rehabilitated the PDT, performed extensive underground mapping and sampling and used the PDT for underground geophysical studies.  A simultaneous surface based mapping, sampling and NSAMT geophysical program was also executed and used as the basis for a district and detailed structural analysis of the area.

The combined results have indicated several zones within the “focus area” where structures are favorably oriented and strong NSAMT anomalies coincide with the most favorable structures.  Preliminary drilling targets were indicated by these studies, and drilling permits have been obtained.  Detailed NSAMT work is underway in early 2005 to refine these anomalies prior to drilling.  The realities of road building in the area indicates that helicopter supported drilling is the most time and cost effective method. It is important to note that Batopilas served as the base of operations for Francisco Gold’s helicopter-supported drilling of the nearby El Sauzal Mine, so many of the logistical realities of using the technique in this region have already been addressed.

CINCO DE MAYO
PROPERTY

MUNICIPIO VILLA AHUMADA

CHIHUAHUA, MEXICO

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua.  The acquisition of this property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRD’s prospects in Chihuahua by Dr. Peter Megaw and Minera Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region.  Cinco de Mayo lies directly along the same major deep crustal break that underlies these important CRD/skarn systems and shares many of the key features of the distal parts of Santa Eulalia, indicating that the potential for finding a large CRD system is excellent.

 The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 kilometre wide and 4.5 kilometres long flanked by broad alluvium mantled valleys. PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favorable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are two old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program for a competitor in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favorable host rocks.

Exploration work in the covered areas will be largely “blind” and will necessitate using geochemical and geophysical techniques to trace mineralization beneath this thin cover.  The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful.  NSAMT geophysics may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers.  Drill targets can be developed quickly for drilling in 6-8 months.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.  The work program designed for 2004 will be carried out in 2005.

GUIGUI PROPERTY

SANTA EULALIA DISTRICT

MUNICIPIO AQUILES SERDAN

CHIHUAHUA, MEXICO

The Guigui property is located within the Santa Eulalia Mining District, 22 kilometres east of Chihuahua City, Chihuahua in northernmost central Mexico.  Santa Eulalia is the largest of a number of similar districts that occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental.  Santa Eulalia produced over 450,000,000 ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001.  Santa Eulalia and comparable Carbonate Replacement Deposits (CRD) are generally considered to form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulfides, to massive sulfide chimneys and mantos.  Santa Eulalia mineralization is very closely related in time and space to a series of felsite intrusions that apparently had a common stock source.  It is the search for this intrusive source that is the foundation of exploration in the Guigui Project.  Similar intrusions occupy the centre of substantial additional stock contact mineralization in districts such as San Martin, Zacatecas or Leadville, Colorado.

ANNUAL REPORT 2004        P. 13

The concepts for exploration in Guigui arose from Dr. Peter Megaw’s doctoral studies in the district. The resulting geologic model indicated that the principal intrusive centre related to district mineralization lies concealed under volcanic cover in the Guigui claims adjacent to the historic mining centre.

MAG optioned the Guigui property from Minera Cascabel in 2002 and acquired 10 years of prior exploration investment and additional property acquisition by major and junior companies. None of the prior work included drilling.

 A 6 hole, 4,500 metre program was initiated in 2003 and continued into 2004.  In four holes, a range of intrusions, breccias, and visually distinctive alteration were intersected under the volcanic capping in the central Guigui area, but no significant mineralization was encountered. The presence of intrusive rocks is however, considered to be important and will require further follow-up.

Significantly, two holes drilled 1,200 metres south and along the major graben structure that hosts the San Antonio Mine to the east of the district, cut 30-100 metres of manganoan-calcite cemented breccia in turn cut by narrow sulphide veinlets. Hole 5 returned a narrow intercept that assayed 3.5 ounces per ton of silver and 5.60% lead and 4.3 % zinc over 0.40 metres.  More significantly, hole 6 returned with an 8.3 metre intercept of 4.2 ounces per ton silver. Most telling, is that these intersections were within a 30 to 100 metre wide zone of manganoan-calcite (alteration) brecciation containing abundant veinlets and stringers of silver, lead and zinc minerals. The presence of base metal and silver mineralization within a broad alteration halo, not unlike the upper reaches of the East Camp deposits, is considered to be a most important development. It is management’s contention that these mineralized intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine and East Camp can be traced to the south and onto MAG’s Guigui property.

It is important to note that Grupo Mexico, the largest Mexican mining company, has just restarted mining operations at the San Antonio Mine.

MAG now controls all of the ground to the immediate south and between the East and West Camps of the Santa Eulalia Mining District making it a significant player in this historically silver rich district.

SIERRA RAMIREZ
PROPERTY

SIERRA RAMIREZ DISTRICT

MUNICIPIO SAN JUAN de GUADALUPE

DURANGO, MEXICO

The Sierra Ramirez District lies in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District.  Sierra Ramirez is a typical Mexican Carbonate Replacement Deposit (CRD) target that produced and estimated 750,000-1,000,000 tons of very high grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s.  Until recently the land status was high fractionated.  MAG has acquired over 80% of the district under option from Minera Rio Tinto of Chihuahua, Mexico.  Significant geotechnical work was conducted by a major company in the 1990s, but they abandoned the property during the downturn in the mineral industry and prior to drilling.

 The Sierra Ramirez is a 7 by 15 kilometres EW oriented anticlinal fold composed of Jurassic Zuloaga Limestone cut by at least 2 rhyolitic plugs. Mineralization consists of Ag-Pb-Zn replacement veins in the western part of the area and mantos hosted in distinct carbonate strata in the central and eastern portions.  Small amounts of skarn are known to exist proximal to the rhyolite areas. Exploration of the district will involve the unraveling of the overall controls and metal zoning to best define the most favorable areas for further exploration.

To that end MAG Silver executed district-scale mapping and sampling in 2004, with a focus on determining the size of the mineralized zone(s) and confirming existing concepts of district metal zoning.  The resulting district-scale metal ratio zoning patterns revealed three principal mineralization centers. On a positive note, two of them were found to extend well outside the limits of MAG Silver’s original 4,443 hectare land position.  MAG subsequently filed to claim to an additional 11,167 hectares of land, including a vacated claim internal to their original holding, bringing our holdings in the district to over 15,500 hectares.

Heavy summer and fall rains hampered access to the property until December, but detailed mapping and sampling of the two principal mineralization centres controlled by MAG will resume early in 2005.

ANNUAL REPORT 2004        P. 14

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

Management Discussion & Analysis

1.  DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the company has received approximately $3,550,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company remains in strong financial condition as a result of the April 15, 2003 financing and the exercise of share purchase warrants during and subsequent to the Company's December 31, 2004 year end. The Company has generally followed its budgeted use of proceeds shown in the Company's Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

The most significant recent event for MAG Silver is the establishment of an exploration partnership with Industrias Penoles, S.A. de C.V. on our Juanicipio Property in Zacatecas State. This was the culmination of extensive negotiations carried out over the last several months, fuelled by MAG's 2003 & 2004 exploration successes at Juanicipio and Penoles exploration successes where their claims abut Juanicipio.  Most notably, Penoles have recently announced the discovery of new silver-rich vein systems in this area.

Penoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years.  This begins with a $750,000 US expenditure commitment in year one (2005) including a minimum of 3,000 metres of drilling. In addition, Penoles has agreed to take a share position in MAG with a U.S. $500,000 share subscription.

Drilling last year at Lagartos, Guigui and Adargas was successful in moving these projects from conceptual exploration plays to new mineral and or epithermal system discoveries highly deserving of further follow up.

Batopilas continues to expose realistic drill targets and we expect to drill at Batopilas in the first half of 2005.

Land position in a number of areas has been increased and exploration programs continue on all of our land holdings to move these projects towards the drill phase.

2.  DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)  Results of Operations

During the year ended December 31, 2004 the Company earned interest income of $66,999 (2003 - $77,468) on short-term investments and cash on hand. Cash at December 31, 2004 amounted to $1,866,360 (December 31, 2003 - $4,795,822).

Interest earned during the year of $66,999 (2003 - $77,468) was applied as a reduction to general and administrative expenses of $800,896 (2003 - $915,077), resulting in an operating loss for the year of ($733,897) (2003 - ($837,539)).

General and administrative expenses in 2004 were comparable to 2003 as the Company's activity level remained consistent. Expenses in 2003 rose in comparison with 2002 due to the Company's more active status and the costs of identifying and completing the Company's Qualifying Transaction in April 2003.

Travel and accommodation expenses for the year totaled $52,839 as compared with $130,732 in 2003, Less corporate and exploration related travel was incurred in 2004 as most property acquisition and exploration program initiation work occurred in 2003. Management and consulting fees of  $173,444 were lower in 2004 than the $259,220 incurred in 2003 as certain administrative and management services were provided on a contract basis by Platinum Group Metals Ltd. ("PTM") for all of 2004. Consulting and management fees have been paid to three individuals including one director. (See related party transactions).

Services provided by the company's president, the company's lawyer, and its consulting geologists include project management, investor relations, legal, geological and administrative services. Such services were originally budgeted for within "general and administrative costs" in the Company's Prospectus dated March 31, 2003; however, the scope and nature of the Company's activities since that time have necessitated the need for more management services than originally budgeted for. During the year ended December 31, 2004 legal fees amounted to $71,493 (2003 - $108,517), filing and transfer agent fees totaled $41,163 (2003 - $54,924), shareholder relations totaled $81,277 (2003 - $61,359) while accounting and audit expenses totaled $126,837 (2003 - $142,437). Accounting and audit expenses incurred include the cost of services related to the Company's Qualifying Transaction and Initial Public Offering in 2003 and the Company's United States Securities and Exchange Commission ("SEC") Registration Form 20F filing in 2004.  Bank charges and interest totaled $3,021 (2003 - $16,285). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

ANNUAL REPORT 2004        P. 15

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002
Revenues	Nil	Nil	Nil
Net Income (Loss)	($733,897)	($837,539)	($122,631)
Net Income (Loss) per Share	($0.03)	($0.06)	($0.08)
Total Assets	$ 9,774,297	$ 8,534,794	$ 408,125
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ended	Revenue	Net Earnings (Loss)	Net Loss per share
December 31, 2004	Nil	(243,843)	(0.01)
September 30, 2004	Nil	(112,109)	(0.005)
June 30, 2004	Nil	(264,813)	(0.01)
March 31, 2004	Nil	(113,132)	(0.00)
December 31, 2003	Nil	(302,473)	(0.01)
September 30, 2003	Nil	(260,541)	(0.01)
June 30, 2003	Nil	(175,055)	(0.01)
March 31, 2003	Nil	(99,470)	(0.03)

During the quarter ended December 31, 2004 the Company was focused on negotiations regarding the Penoles option to participate in the Company's Juanicipio property.  The Company conducted minor exploration work in Mexico and assessed past results in preparation for 2005 programs.

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b) Trend Information

Other than the obligations under the Company's property option agreements set out in "Tabular Disclosure of Contractual Obligations", there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2005. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

c)  Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

ANNUAL REPORT 2004        P. 16

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

The Company's business is subject to exploration and development risks

All of the Company's properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company's business

The Company's activities in Canada and Mexico are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in Mexico.  The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the Mexican Peso

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company's options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in U.S. dollars.  Fluctuations in the exchange rate between the Canadian dollar and both the U.S. dollar and Mexican Peso may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely the Company's operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company's operations and exploration activities are subject to Canadian and Mexican national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company's business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

ANNUAL REPORT 2004        P. 17

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d) Exploration Programs and Expenditures

During the year ended December 31, 2004 the Company incurred $1,961,872 ($373,653 in cash; $1,564,968 in shares comprised of 628,905 common shares @ $1.40; 499,150 common shares @ $0.62; 150,000 common shares @ $2.00 and 80,738 common shares @ $1.10) and $9,467 in shares allotted but not issued (9,191 shares @ $1.03) in property acquisition costs.  Exploration expenditures in cash for the year amounted to $1,976,622. One third of the costs relate to four drilling programs conducted at Juanicipio for a total cost of $630,277. Other exploration programs were conducted at Lagartos ($203,016), Guigui ($323,727) and Adargas ($283,468). The Company also incurred $459,281 for mine rehabilitation and drill program preparations at the Don Fippi property. In total,  the Company incurred $857,768 on rotary diamond drilling during the year.

During 2003 a total of 6,147 metres were drilled on seven different holes at the Juanicipio property. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres at an actual cost of $1,132,731, due to the nature, extent and grade of the mineralization encountered and in order to better delineate the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $184 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies.

Phase 2 exploration activities took place in the spring and summer of 2004, following the completion and evaluation of Phase 1 drilling, at the Company's 100% controlled Juanicipio project. Exploration work included detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 kilometre lateral continuations of the drilled structures. The Company ran approximately 6 kilometres of new NSAMT geophysics along wider vein segments to help define targets in the silver dominant zones prior to drilling 2 holes. Hole # 8 was drilled to a depth of 700 metres and hole # 9 was drilled to a to a depth of 748 metres. A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short Wave Infra Red (SWIR) survey on surface alteration outcrops and core to characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company drilled two holes at the adjoining Lagartos property. Hole #10 was drilled to a depth of 764 metres and hole #11 to a depth of 774 metres to test its theory of the projected extension of the regional "Fresnillo Trend". During 2003 the Company staked these claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim. The drilling took place after the property was mapped and sampled throughout the 5 claims. The Company ran approximately 30 kilometres of new NSAMT geophysics over the projected extension of the regional "Fresnillo Trend". A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short-Wave Infra-Red (SWIR) survey on surface alteration outcrops and core to characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the year the Company incurred $459,281 ($795,074 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. The Company has performed initial geologic mapping and sampling of the district.  The Company has rehabilitated roughly 600 metres of the 2.5 kilometre long Porfirio Diaz Tunnel and the 400 metre Santo Domingo Tunnel.  A detailed structural analysis of the property was performed as well as NSAMT and UTM geophysics. Drill targets have been identified and the drill permitting process has been completed.

Drilling began on October 20, 2003 on the Company's 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico. The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property. The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diametre that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of 2003 for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. Of the final three holes which were drilled in January and February 2004, one hole was drilled in the central Guigui area while the other two were drilled in the eastern Guigui area south of the San Antonio.  The Company also ran down hole UTM surveys in all 6 of the holes drilled. Environmental rehabilitation of drilling areas was also completed. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

ANNUAL REPORT 2004        P. 18

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico. Santa Eulalia is another historic district that has produced at least 450 million ounces of silver over the last 300 years, but the Guigui area has never been explored.

During 2003 the Company announced that it had entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt. Compilation of previous exploration results has begun for the Cinco de Mayo project to guide design of orientation geophysical surveys and biological sampling.

Phase 1 drilling at the Adargas property consisted of four holes, totaling approximately 2,000 metres. This drilling was completed in June of 2004. The cost of this drilling program totaled $283,468 to December 31, 2004. The Company is waiting for results of a down hole BHUTM survey of both MAG and two 1997 holes drilled by a predecessor, one of which cut 20 centimetres of Zn-Pb-Ag massive sulfides developed along the same contact.

During 2004 the Company initiated the geological reconnaissance and verification of previous data, as well as laid out a biochemical sampling program at the Cinco de Mayo property.

During 2004 the Company executed an initial reconnaissance mapping and sampling of the district at the Sierra Ramirez property.

All of the costs incurred on property acquisition and exploration during 2004 were deferred. There were no mineral properties written down during the year or in 2003. A complete table of mineral property costs can be found in Note 7 of the Company's Financial Statements for the year ended December 31, 2004.

e)  Administration Expenses

General and administrative expenses for the year totaled $800,896 (2003 - $915,007), net of interest and recoveries of $66,999 (2003 - $77,468). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $81,277 (2003 - $61,359). Management and consulting fees to December 31, 2004 totaled $173,444 (2003 - $259,220).  Office and administration totaled $190,910 (2003 - $94,185).  The increase in office and administration costs is due to the Company's fully active status in 2004 and the Company having a services agreement with Platinum Group Metals Ltd. for the provision of full time office administration, effectively resulting in lower management and consulting fees, but higher administration costs.

The Company completed a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F) in 2004. The company incurred approximately $75,000 in the current year and at least $225,000 in total, on accounting and legal costs relating to this goal. Accounting and legal costs totaled $198,330 (2003 - $250,954) for the year ended December 31, 2004, which includes the $75,000 mentioned above for the Form 20-F. Legal opinions on property acquisitions during the period and general services made up the balance of legal expenses for the year.

During the year ended December 31, 2004 the Company paid stock exchange, filing fees and transfer agent fees of $41,163 (2003 - $54,924). A foreign exchange loss of $48,349 (2003 - $45,487) was incurred during the same period, which is attributed to the fluctuations in the U.S. dollar and Mexican pesos, which the Company uses to pay for acquisition and exploration expenditures through the Company's Mexican subsidiary Minera Los Lagartos. A loss occurs when the U.S. dollar or Mexican peso weakens against the Canadian dollar, resulting in the Canadian dollar value of those currencies held to fall. Travel, lodging and related expenses for the management of the company amounted to $52,839 (2003 - $130,732). Such costs are incurred for corporate, property and exploration related travel and for attendance at trade shows and conferences.

f)  Related Party Transactions

For the year ended December 31, 2004 the Company's president received $93,870 in compensation for legal and management services (2003 - $97,325).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan and an interest amount of $12,500 was fully repaid.

During 2003, the Company entered into an office rental and services agreement with PTM, a company with a common director and common officer. During the year ended December 31, 2004 the Company accrued or paid PTM $147,437 under the common service agreement (2003 - $89,131).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)  Shareholder Relations' Expenses

Shareholder relations expense during 2004 totaled $81,277 (2003 -$61,359). The Company manages its shareholder relations as an internal function. The Company recently hired an individual as Vice-President Corporate Development. The Company attends seminars and conferences related to its business and from time to time does visit brokers, market analysts and investors who request information about the Company's business.

ANNUAL REPORT 2004        P. 19

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

h)  Travel and Promotion Expenses

Travel and promotion expenses for the year amounted to $52,839 (2003 - $130,732). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

i)  Property Acquisition Expenses

Property acquisition expenditures during the year totaled $1,961,872 (2003 - $1,235,928) in cash and shares. Cash and share payments for properties during the year include $780,469 for Guigui, $627,534 for Don Fippi, $198,613 for Adargas, $191,127 for Cinco de Maya, $127,741 for Sierra Ramirez, $18,278 for Juanicipio, and $18,110 for Lagartos.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. In addition to consolidating its ownership of the Juanicipio I claim, this acquisition is expected to save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit.

3.  CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the year ended December 31, 2004.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.  CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net loss and pro forma loss per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

5.  LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 2,735,543 (2003 - 20,093,995) common shares during the year. Of these 1,376,750 shares (2003 - 16,793,995) were issued for cash proceeds of $531,362 (2003 - $8,209,762). A further 1,358,793 shares (2003 - 900,000) were issued for mineral properties for a value of $1,578,752 (2003 - $530,000). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company's primary source of capital has been from the sale of equity. At December 31, 2004 the Company had cash and cash equivalents on hand of $1,866,360 compared to cash and cash equivalents of $4,795,822 at December 31, 2003. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $2.3 million (2003 - $2.7 million), management fees and expenses of $173,444 (2003 - $259,220) and other general and administrative expenses of $627,452 (2003 - $655,787). The Company had $2,360,343 in working capital as at December 31, 2004 compared to $4,920,182 at December 31, 2003.

ANNUAL REPORT 2004        P. 20

MAG SILVER CORP.

(formerly Mega Capital Investment Inc. An exploration stage company)

Management Discussion and Analysis

For the Year ended December 31, 2004

Current liabilities of the Company at December 31, 2004 amounted to $61,837 (2003 - $208,018 mostly being attributable to accrued exploration expenses.

Although the Company does not currently have sufficient working capital to perfect all of its properties, in management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Audited Financial Statements for the year ended December 31, 2004, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations (Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	$ 3,873,822	$ 523,822	$ 2,350,000	$ 1,000,000	Nil
Guigui Property	$ 2,098,459	$ 198,459	$ 1,900,000	Nil	Nil
Sierra Ramirez Property	$ 1,628,500	$ 178,500	$ 525,000	$ 925,000	Nil
Adargas Property	$ 1,761,000	$ 75,000	$ 586,000	$ 1,100,000	Nil
Cinco de Mayo Property	$ 1,963,000	$ 163,000	$ 700,000	$ 1,100,000	Nil
Total (US $)	$ 11,324,781	$1,138,781	$ 6,061,000	$ 4,125,000	Nil
Office Lease (Cdn $)	$ 186,984	$ 62,328	$ 124,656	Nil	Nil

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

6.  CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities.  The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.  SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

a) Issued 13,382 common shares at $1.03 to the optionor of the Don Fippi property to fulfill its obligation to December 31, 2004, in regards to the option agreement.

b) Issued 9,191 common shares at $1.03 as a finder's fee to the finder of the Sierra Ramirez property as per the agreement approved by the TSX Venture exchange.

c) Issued a total of 35,000 common shares at $0.75 per share on the exercise of warrants.

d) Granted 970,000 stock options at a price of $1.06 to Directors, Officers, employees and consultants in two different grants.

ANNUAL REPORT 2004        P. 21

INDEPENDENT AUDITORS REPORT AND CONSOLIDATED

FINANCIAL STATEMENT OF MAG SILVER CORP.

(AN EXPLORATION COMPANY)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
MAG Silver Corp.
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative period from April 21, 1999 to December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative period from April 21, 1999 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly we express no such opinion.

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

Comment by Independent registered Chartered Accountants on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, our report to the Shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 2 (h) and 2 (k) to the financial statements.  Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

ANNUAL REPORT 2004        P. 22

MAG SILVER CORP.

(AN EXPLORATION COMPANY)

CONSOLIDATED BALANCE SHEETS

            December 31,

2004

2003

ASSETS

CURRENT

Cash and cash equivalents

$       1,866,360

$     4,795,822

Accounts receivable

  520,776

259,501

Interest receivable

 22,194

64,127

Prepaid expenses

  12,850

8,750

TOTAL CURRENT ASSETS

  2,422,180

 5,128,200

FIXED ASSETS AND LEASEHOLDS (Note 3)

  41,403

 34,374

MINERAL RIGHTS (Note 7)

  3,276,550

1,314,678

DEFERRED EXPLORATION COSTS (Note 7)

  4,034,164

2,057,542

TOTAL ASSETS

 $      9,774,297

 $     8,534,794

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

 $          61,837

 $        208,018

TOTAL LIABILITIES

 61,837

 208,018

SHAREHOLDERS' EQUITY

Share capital (Note 4)

Authorized - 1,000,000,000 common shares,

without par value

  Issued and outstanding at December 31, 2004

- 25,829,538 common shares (December 31, 2003 -

    23,093,995)                                                                             11,615,098

 9,504,984

Common shares allotted - not issued (9,191 common

shares) (Note 7 (d) and Note 11 (b))                                                    9,467

 -

Contributed surplus

 323,436

 75,308

Deficit

(2,235,541)

 (1,253,516)

TOTAL SHAREHOLDERS' EQUITY

 9,712,460

 8,326,776

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

$     9,774,297

$     8,534,794

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

Director                                                    Director

ANNUAL REPORT 2004        P. 23

MAG SILVER CORP.

(AN EXPLORATION COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2004

EXPENSES
Accounting and audit	$ 126,837	$ 142,437	$ 24,849	$ 318,123
Amortization	11,563	1,861	-	13,424
Bank charges and interest	3,021	16,285	-	19,306
Filing and transfer agent fees	41,163	54,924	29,166	136,332
Foreign exchange	48,349	45,487	-	93,836
Legal	71,493	108,517	58,849	265,145
Management and consulting fees	173,444	259,220	-	432,664
Shareholder relations	81,277	61,359	-	142,636
Telephone and office	190,910	94,185	7,010	295,345
Travel	52,839	130,732	-	183,571
Write-off of advances	-	-	3,662	252,420
Write-off of computer software	-	-	-	2,673
	800,896	915,007	123,536	2,155,475
LOSS BEFORE THE FOLLOWING	(800,896)	(915,007)	(123,536)	(2,155,475)
INTEREST INCOME	66,999	77,468	905	168,062
NET LOSS FOR THE PERIOD	$ (733,897)	$ (837,539)	$ (122,631)	$ (1,987,413)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.03)	$ (0.06)	$ (0.08)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	24,578,037	14,455,369	1,500,000

ANNUAL REPORT 2004        P. 24

MAG SILVER CORP.

(AN EXPLORATION COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Common shares without par value		Shares alloted but not issued	-	Special warrants			Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount			Number	Amount	Contributed Surplus

Issued for cash	1,500,000	$ 150,000	$ -		-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-		-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-		-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-		-	-	-	-	240,222
Net loss	-	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-		-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-		-	-	-	(293,346)	96,876
Issued for cash			-		2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-		2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 4 (a))	11,500,000	5,109,766	-		-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-		(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-		-	-	-	-	5,000
Finders' fee shares (Note 9 (a))	500,000	250,000	-		-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-		-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 9 (b))	200,000	180,000	-		-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-		-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-		-	-	-	-	26,000
Stock options granted to
consultants	-	-	-		-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-		-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-		-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-		-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-		-	-	-	-	480,562
Stock options exercised	140,000	50,800	-		-	-	-	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467		-	-	-	-	9,467
Net loss	-	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	$ 11,615,098	$ 9,467	-	-	$ -	$ 323,436	$ (2,235,541)	$ 9,712,460

ANNUAL REPORT 2004        P. 25

MAG SILVER CORP.

(AN EXPLORATION COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Cumulative amount from April 21, 1999 to December 31, 2004

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

OPERATING ACTIVITIES
Loss for the period	$ (733,897)	$ (837,539)	$ (122,631)	$ (1,987,413)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of advances	-	-	3,662	252,420
Amortization	11,563	1,861	-	13,424
Non-cash compensation expense	-	75,308	-	75,308

Changes in operating assets and liabilities
Accounts receivable	(261,275)	(259,425)	(76)	(520,776)
Interest receivable	41,933	(64,127)	-	(22,194)
Prepaid expenses	(4,100)	(8,750)	-	(12,850)
Accounts payable and accrued liabilities	(146,181)	149,138	44,852	61,837
	(1,091,957)	(943,534)	(74,193)	(2,137,571)

INVESTING ACTIVITIES
Advances to Advance Disc Manufacturing Corporation	-	-	16,338	(252,420)
Purchase of equipment and leasehold improvements	(18,592)	(32,653)	(3,582)	(57,500)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	(113,139)	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 9 (b))	-	(7,500)	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 9 (b))	-	(350,000)	-	(350,000)
Mineral rights	(373,653)	(202,132)	(78,750)	(654,535)
Deferred exploration costs	(1,976,622)	(2,052,897)	(37,802)	(4,067,321)
	(2,368,867)	(2,645,182)	(216,935)	(5,502,415)

FINANCING ACTIVITIES
Issue of share capital	531,362	8,217,262	-	9,131,346
Issue of special warrants	-	-	375,000	375,000
Deferred financing costs	-	-	(7,500)	-
	531,362	8,217,262	367,500	9,506,346
(DECREASE) INCREASE IN CASH	(2,929,462)	4,628,546	76,372	1,866,360
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	4,795,822	167,276	90,904	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$ 1,866,360	$ 4,795,822	$ 167,276	$ 1,866,360

Interest paid	$ -	$ 12,500	$ -	$ 12,500

Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 9 (a))	$ -	$ 250,000	$ -	$ 250,000
Issue of shares in exchange for mineral property
option rights	$ 1,578,752	$ 100,000	$ -	$ 1,678,752
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 9 (b))	$ -	$ 180,000	$ -	$ 180,000

ANNUAL REPORT 2004        P. 26

1.  CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 12.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 9 (a)) and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 9 (b)). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those estimated.

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company's accounts receivable and accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	2004	2003	2002

Cash	$ 66,360	$ 495,822	$ 167,276
Short-term deposits	1,800,000	4,300,000	-
	$ 1,866,360	$ 4,795,822	$ 167,276

(e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

ANNUAL REPORT 2004        P. 27

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

(f)

Fixed assets and leaseholds

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Field equipment

20%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amount to $Nil.  Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

	2003	2002
Net loss	$ 837,539	$ 122,631
Additional compensation expense	248,128	-
Pro forma net loss	$ 1,085,667	$ 122,631
Pro forma basic and diluted loss per share	$ (0.07)	$ (0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years. The weighted average fair value of share purchase options granted in 2003 was $0.25 per share.

No stock options were issued in the years ended December 31, 2004 and 2002.

ANNUAL REPORT 2004        P. 28

(i)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

monetary assets and liabilities at the rate prevailing at the balance sheet date.

non-monetary assets and liabilities at historical rates.

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(k)

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

3.  FIXED ASSETS AND LEASEHOLDS

December 31, 2004	December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Computer equipment
and software	$ 15,015	$ 4,317	$ 10,698	$ 10,152
Field equipment	24,812	7,857	16,955	24,222
Leasehold improvements	15,000	1,250	13,750	-
	$ 54,827	$ 13,424	$ 41,403	$ 34,374

4.  SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, and they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 5). The prospectus also qualified 500,000 finders' fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

ANNUAL REPORT 2004        P. 29

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

	Year ended December 31, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of year	1,170,000	$ 0.52	280,000	$ 0.20
Activity during the year
Options granted	-	-	990,000	0.58
Options exercised	(140,000)	0.36	(100,000)	0.26

Balance outstanding, end of year	1,030,000	$ 0.54	1,170,000	$ 0.52

The following table summarizes options outstanding and exercisable at December 31, 2004:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$ 0.20	100,000	0.30	$ 0.20
0.50	575,000	3.28	0.50
0.70	355,000	3.36	0.70
	1,030,000	3.15	$ 0.54

During the current year no stock options have been granted. During the year ended December 31, 2003 the Company granted 775,000 stock options to employees and 215,000 stock options to consultants. The Company has recorded $Nil (2003 - $75,308) of compensation expense relating to stock options granted to consultants in the year ended December 31, 2004.

(c)

Share purchase warrants

	Number of Warrants	Weighted- Average Exercise Price
Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common
shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted into common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted into common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	$ 0.75

The following table summarizes information about the warrants outstanding at December 31, 2004:

Range of Prices Warrants Outstanding Expiry Date $ 0.75 2,429,255 April 15, 2005

(d)

Shares held in escrow

On December 31, 2004, 810,008 of the Company's common shares are held in escrow and are scheduled to be released in increments of 270,003 shares on April 21, 2005, 270,003 shares on October 21, 2005 and 270,002 shares on April 21, 2006.

ANNUAL REPORT 2004        P. 30

5.  SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until April 3, 2003. Each common share purchase warrant was exercisable into one common share of the Company at $0.20 per share until September 9, 2004.  All of these warrants were exercised; and

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until April 3, 2003. Each whole common share purchase warrant was exercisable into one common share of the Company at $0.40 per share until December 20, 2004.  All of these warrants were exercised prior to expiring.

6.  INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2004	2003	2002

Statutory tax rates	35.60%	37.60%	39.60%

Recovery of income taxes computed at statutory rates	$ 261,267	$ 314,915	$ 48,561
Non-taxable portion of capital loss	-	-	(700)
Non-deductible expenses	(4,116)	(28,316)	-

Lower effective tax rate on loss in foreign jurisdictions	(1,973)	(1,603)	-

Future tax benefits not recognized in the period that the loss arose	(255,178)	(284,996)	(47,861)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

2004

2003

Canadian operating loss carryforwards

$       651,097

$     323,750

Mexican operating loss carryforwards

 1,223,600

607,574

Canadian capital losses carried forward

 44,100

44,100

Share issuance costs

 136,750

182,300

Total future income tax assets

 2,055,547

1,157,724

Less valuation allowance

(831,947)

(550,150)

Net future income tax assets

 1,223,600

607,574

Future income tax liability

  Excess book value of mineral rights and deferred
  exploration costs over tax values

(1,223,600)

(607,574)

Net future income tax assets                                                                         $                  -                              $               -

At December 31, 2004, the Company has non-capital loss carry-forwards aggregating $6,185,000, expiring between 2006 and 2014, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

ANNUAL REPORT 2004        P. 31

7.  MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2004
	Juanicipio	Don Fippi			Sierra de Ramirez		Cinco de Mayo
			Guigui	Lagartos		Adargas		Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ -	$ -	$ 1,314,678
Incurred during year	18,278	627,534	780,469	18,110	127,741	198,613	191,127	1,961,872
Balance, end of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550

Deferred exploration costs
Camp costs	$ 48,262	$ 55,355	$ 15,436	$ -	$ 9,887	$ 13,232	$ 1,245	$ 143,417
Drilling	274,172	-	178,499	183,402	-	221,695	-	857,768
Geochemical	2,243	11,472	21,249	9,373	9,897	2,987	284	57,505
Geological	195,829	320,168	67,703	1,686	30,310	30,174	4,099	649,969
Maps, fees and licenses	51,530	22,479	34,889	8,555	4,408	4,958	249	127,068
Travel	24,907	29,347	58	-	1,509	5,185	9,738	70,744
Transport and shipping	216	-	-	-	36	11	-	263
Site administration	33,118	20,460	5,893	-	5,191	5,226	-	69,888
	630,277	459,281	323,727	203,016	61,238	283,468	15,615	1,976,622
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of year	$ 1,775,609	$ 795,074	$ 882,183	$ 220,977	$ 61,238	$ 283,468	$ 15,615	$ 4,034,164

 Year ended December 31, 2003

Juanicipio

Don Fippi

Guigui

Lagartos

Sierra de Ramirez

Total

Acquisition costs of mineral rights

   Balance, beginning of year

$         78,750

$                -

   $                  -

   $                 -         $                 -

$       78,750

   Incurred during year

815,629

173,534

181,812

   21,519                  43,434

1,235,928

   Balance, end of year

$       894,379

$    173,534

$      181,812

   $       21,519         $       43,434

$  1,314,678

Deferred exploration costs

   Camp costs

$         82,078

$      32,910

$        27,223

    $                 -         $                 -

$     142,211

   Drilling

734,648

-

345,485                           -                            -

1,080,133

   Geochemical

16,611

702

-

   -                            -

17,313

   Geological

158,333

181,403

132,041

   -                            -

471,778

   Geophysical

3,238

46,060

-

   -                            -

49,298

   Maps, fees and licenses

19,380

11,375

17,923

   17,961                            -

66,639

   Research

4,522

4,522

4,522

   -                            -

13,566

   Travel

40,690

23,497

9,658

   -                            -

73,845

   Transport and shipping

7,265

-

60

   -                            -

7,325

   Site administration

65,966

22,723

8,943

   -                            -

97,632

1,132,731

323,192

545,856

   17,961                            -

2,019,740

   Balance, beginning of year

12,601

12,601

12,600

   -                            -

37,802

   Balance, end of year

$    1,145,332

$    335,793

$      558,456

   $        17,961          $               -

$  2,057,542

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ANNUAL REPORT 2004        P. 32

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 662,796 common shares have been issued to December 31, 2004.  Subsequent to year end the Company issued 13,382 additional common shares in connection with this agreement.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 745,997 common shares have been issued to December 31, 2004.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$105,000 has been paid) by July 26, 2009;

ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009; and

iii)

issue a finder's fee of 25,000 common shares of the Company, of which the Company has, subsequent to year end, issued 9,191 common shares pursant to the agreement approved by the TSX Venture exchange.

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Adargas Property

Lagartos has entered into an agreement, that which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

(g)

Cinco de Mayo Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

8.  RELATED PARTY TRANSACTIONS

For the year ended December 31, 2004 the Company's president received $93,870 in compensation for legal and management services (2003 - $97,325; 2002 - $Nil).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan was fully repaid during 2003, as well as $12,500 related to interest.

During the year ended December 31, 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the year ended December 31, 2004 the Company accrued or paid PTM $147,437 under the common service agreement (2003 - $89,131).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

9.  ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

ANNUAL REPORT 2004        P. 33

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the company's results of operations from January 15, 2003.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders' fee	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced the future required option payments and work commitments described in Note 7 (a). This also eliminated a net smelter return royalty obligation.

The acquisition was accounted for using the purchase method. The allocation of the purchase price was as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$ 530,000

10.  CONTINGENCIES AND COMMITMENTS

The Company's minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2005	$ 62,333
2006	62,333
2007	46,750
$ 171,416

11.  SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

(a)

issued 13,382 common shares at $1.03 to the optioner of the Don Fippi property to fulfill its obligation to December 31, 2004, in regards to the option agreement;

(b)

issued 9,191 common shares at $1.03 as a finders fee to the finder of the Sierra Ramirez property pursant to the agreement approved by the TSX Venture exchange;

(c)

issued a total of  35,000 common shares at $0.75 per share on the exercise of warrants; and

(d)

granted 970,000 stock options at a price of $1.06 to directors, officers, employees and consultants in two different grants.

ANNUAL REPORT 2004        P. 34

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets

December 31,
	2004	2003

Total assets under Canadian GAAP	$ 9,774,297	$ 8,534,794
Deferred exploration costs (a)	(4,034,164)	(2,057,542)
Amortization of mineral rights (a)	-	(601,000)
Total assets under US GAAP	$ 5,740,133	$ 5,876,252

Total liabilities under Canadian and US GAAP	$ 61,837	$ 208,018

Shareholders' equity under Canadian GAAP	9,712,460	8,326,776
Write-off of deferred exploration costs (a)	(4,034,164)	(2,057,542)
Amortization of mineral rights (a)	-	(601,000)
Shareholders' equity under US GAAP	5,678,296	5,668,234
Total liabilities and shareholders' equity under
US GAAP	$ 5,740,133	$ 5,876,252

Consolidated Statement of Operations and Deficit

				Cumulative amount from April 21, 1999 to December 31, 2004

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Net loss under Canadian GAAP	$ (733,897)	$ (837,539)	$ (122,631)	$ (1,987,413)
Deferred exploration costs (a)	(1,976,622)	(2,052,897)	(37,802)	(4,034,164)
Amortization of mineral rights (a)	-	(601,000)	-	(601,000)
Compensation expense (b)	-	(600,000)	-	(600,000)
Net loss under US GAAP	$ (2,710,519)	$ (4,091,436)	$ (160,433)	$ (7,222,577)

Basic and diluted loss per share under
US GAAP	$ (0.11)	$ (0.28)	$ (0.11)

ANNUAL REPORT 2004        P. 35

Consolidated Statement of Cash Flows

Cumulative amount from April 21, 1999 to December 31, 2004

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Operating activities
Operating activities under
Canadian GAAP	$ (1,091,957)	$ (943,534)	$ (74,193)	$ (2,137,571)
Write-off of deferred exploration costs (a)	(1,976,622)	(2,019,740)	(37,802)	(4,067,321)
Operating activities under US GAAP	$ (3,068,579)	$ (2,963,274)	$ (111,995)	$ (6,204,892)

Investing activities
Investing activities under
Canadian GAAP	$ 2,368,867	$ (2,645,182)	$ (216,935)	$ (5,502,415)
Reclassification of deferred exploration costs (a)	1,976,622	2,019,740	37,802	4,067,321
Investing activities under US GAAP	$ 4,345,489	$ (625,442)	$ (179,133)	$ (1,435,094)

Financing activity
Financing activity under
Canadian and US GAAP	$ 531,362	$ 8,217,262	$ 367,500	$ 9,506,346

(a)

Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(b)

Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company recorded compensation expense of $Nil (2003 - $600,000) for the shares, which are held in escrow based on completion of a qualifying transaction, which satisfied the conditions for their release on April 15, 2003. The compensation expense was determined based on the fair value of the shares on the date that they were no longer contingently issuable.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs was recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price.  As at December 31, 2004, no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  SFAS No. 123 does, however, allow the Company to continue to measure the compensation cost in accordance with APB No. 25.  The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

ANNUAL REPORT 2004        P. 36

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

Cumulative amount from April 21, 1999 to December 31, 2004

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Net loss for the period under
US GAAP	$ (2,710,519)	$ (4,058,279)	$ (160,433)	$ (7,255,734)
Stock based compensation
costs	-	(248,128)	-	(248,128)
Pro forma net loss	$ (2,710,519)	$ (4,306,407)	$ (160,433)	$ (7,503,862)
Pro forma basic and diluted
loss per share	$ (0.11)	$ (0.30)	$ (0.11)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% an annual risk free interest rate of 3.76% and expected lives of five years.

(c)

Recent U.S. accounting pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised ("FIN 46-R"), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purposes entities ("SPE") created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is a SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.  Currently the adoption of FIN 46-R has no effect on the Company's financial position or results of operations.

During 2004, the Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, Business Combinations ("SFAS No. 141"), to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs.  This EITF is expected to be approved and issued in the first quarter 2005.  The Company is not at the production stage of any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payments, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services.  SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant.  The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists.  Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award.  The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.  The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under US GAAP after June 15, 2005.  The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

In March 2004, the EITF issued EITF 04-3, Mining Assets:  Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.

ANNUAL REPORT 2004        P. 37

MANAGEMENT PROFILE

Daniel MacInnis

President and CEO

Dan MacInnis is a registered professional geoscientist (P.Geo.) with almost thirty years of global experience in the exploration industry. Working within the Noranda/Hemlo and Battle Mountain Gold organizations he held a number of senior management positions in Saudi Arabia, Ireland, Canada and the United States. This included Director of Exploration for North and Central America for Battle Mountain Gold. Most recently he was Vice President of Exploration for Sargold Resources Corporation in Italy. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and mineral exploration. Mr. MacInnis has also been involved in a number of significant gold and base metal discoveries in Ireland, Newfoundland, Nevada and Mexico.

Dave Pearce

Director and Secretary

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia. Mr. Pearce is also a director of MAX Resource Corp., a high-grade mineral exploration company which trades on the TSX.V Exchange.

George S. Young

Director

Mr. Young is an attorney and engineer by profession, with 29 years of experience in the mining industry. He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah. Mr. Young has had a significant role in the acquisition, development, financing or operation of seventeen mining projects in North and South America. Mr. Young has spent significant time living in Latin America and is fluent in Spanish. He began his career at Kennecott Copper Corporation as an engineer involved in the construction and start-up of a new copper smelter and later served as general counsel and in management of major mining corporations and utilities. Previous positions include the President, CEO and Director of Oro Belle Resources Corporation, General Counsel for Bond International Gold, Inc., and General Counsel and Acting General Manager for the Intermountain Power Agency.

Eric H. Carlson

Director

Mr. Carlson is the founder of Anthem Properties Group, a Vancouver-based real estate development, investment and management organization focused on retail and residential properties in western North America. Mr. Carlson also has extensive involvement in other businesses, both public and private, as an investor, director and advisor, most of which are in the technology and resource sectors. He is a director of Platinum Group Metals Ltd. and Sydney Resource Corp., both TSX Venture Exchange listed exploration companies.

R. Michael Jones

Director

Mr. Jones brings 18 years of experience as a professional geological engineer and has been involved with raising over $200 million for exploration, mining development and production. He was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine in Ontario. During a six-year tenure as President of Cathedral Gold, Mr. Jones ran a producing mining company and was involved in the review of a feasibility study and financing for a $1 billion mining project during two years as Vice President with Aber Resources. Mr. Jones also served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years. Mr. Jones holds a B.A.Sc. in geological engineering from University of Toronto.

Gordon Neal

VP Corporate Development

Mr. Neal was the founder of Neal McInerney Investor Relations, which grew to be the second largest Investor Relations firm in Canada with international offices serving a Financial Post 500 and Forbes 100 client base. During his time as President of this firm he marketed more than $4 billion of debt and equity to institutional investors in Canada, the United States, and Europe. Mr. Neal was been a consultant to TVX Gold, Glamis Gold, Santa Elina Gold and Hillsbourough Resources.

Frank Hallam

CFO

Frank Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies.  He was the original founder of New Millennium Metals Corporation, now Platinum Group Metals Ltd., of which he is a director. From 1994 until 2002 he was a director and Chief Financial Officer of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa.  Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand specialized in their Mining Practice.  He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Dr. Peter K.M. Megaw

Consulting Geologist

As president of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since their inception in 1988, Dr. Megaw's initial involvement in Mexican geology was through his MS research at the University of Texas at Austin, and later his Ph.D. work at the University of Arizona. The latter was an in-depth exploration-focused geological/ geochemical study of the Santa Eulalia Ag-Pb-Zn District, Chihuahua and Carbonate Replacement Deposits (CRDs) in general. After 27 years Pedro is fluent in Spanish and has become a well-known individual in the Mexican Mining industry. He has given very well received seminars on the legal, logistical, and geological realities of mining exploration in Mexico to over 25 major and junior companies over the last 15 years. Peter's primary exploration foci are CRDs, Vein Deposits and Porphyry Copper Deposits. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Minera Cascabel.

ANNUAL REPORT 2004        P. 38

CORPORATE INFORMATION

Disclaimer: This annual report may contain projections or other forward-looking statements regarding future events and/or future financial performance. Such statements are only predictions and actual events or results may differ materially. The Company relies on Safe Harbour Rules with respect to any projections or forward-looking statements that may be contained within this report. All investors are referred to the more complete disclosure contained in the Company's documents filed from time to time with the United States Securities and Exchange Commission and the British Columbia Securities Commission, specifically the Company's last filed Form 20F and alternate form of Annual Information Form.

OFFICE:
Suite 328 – 550 Burrard Street
Vancouver, BC V6C 2B5, CANADA

T: 604.630.1399
F: 604.484.4710
info@magsilver.com
www.magsilver.com

DIRECTORS AND OFFICERS:

Daniel T. MacInnis
President & CEO

Dave Pearce
Director & Secretary

George S. Young
Director

R. Michael Jones
Director

Eric Carlson
Director

Frank Hallam
CFO

REGISTERED OFFICE:
1400 1055 West Hastings Street
Vancouver, BC V6E 2E9 CANADA

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Company
10th Floor – 625 Howe Street
Vancouver, BC V6C 3B8 CANADA

LEGAL COUNSEL:
Catalyst Corporate Finance Lawyers
1400 – 1055 West Hastings Street
Vancouver, BC V6E 2E9 CANADA

AUDITORS:
Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
Vancouver, BC V7X 1P4 CANADA
Share Listing:
MAG: TSXV
MSLRF: OTCBB

CAPITALIZATION:
Issued & Outstanding
25, 914,611

ESCROWED
810,008

OPTIONS & WARRANTS
Options
2,000,000
Warrants
2,366,755

At March 30, 2005

MAG

MAG SILVER CORPORATION
SUITE 328 - 550 BURRARD STREET
VANCOUVER, BC, CANADA V6C 2B5

AG: TSXV

WWW.MAGSILVER.COM